SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 9, 2012

LLOYDS BANKING GROUP plc

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule
12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company's
Registration Statement on Form F-3 (File Nos. 333-167844 and 333-167844-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

In connection with the issuance by Lloyds TSB Bank plc of (i) US$6,632,000 aggregate principal amount of its 3.00% Retail Notes due 9 February 2015, (ii) US$448,000 aggregate principal amount of its 4.50% Retail Notes due 9 February 2019 and (iii) US$634,000 aggregate principal amount of its 5.00% Retail Notes due 9 February 2023, each of which are fully and unconditionally guaranteed by Lloyds Banking Group plc.  Lloyds Banking Group plc is filing the following opinions of counsel solely for incorporation into its Registration Statement on Form F-3 (File Nos. 333-167844 and 333-167844-01):

5.1   Opinion of Dundas & Wilson CS LLP

5.2   Opinion of Linklaters LLP

5.3   Opinion of Davis Polk & Wardwell LLP

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc (Registrant)

By:	/s/ Suzy Margretts
Name: Suzy Margretts
Title: Director, MTNs

February 9, 2012